Via UPS

U.S. Securities and Exchange Commission Mail Stop 4561 450 Fifth Street, N.W. Washington, D.C. 20546-0406
Attn:	Mr. Stephen Krikorian/Accounting Branch Chief Mr. Chris White/Sr. Staff Accountant
May 2, 2008

Re:	3D Systems Corporation Form 10-K/A for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Quarterly Period Ended September 30, 2007 File No. 000-22250
Dear Mr. Krikorian and Mr. White:
     On behalf of 3D Systems Corporation, a Delaware corporation (the “Company”), and in connection with Form 10-K/A for the Fiscal Year Ended December 31, 2006, (the “Form 10-K/A”) and the Form 10-Q for the Quarterly Period ended September 30, 2007, we hereby respectfully respond to the March 4, 2008, comment letter of the Staff of the Securities and Exchange Commission. The paragraph numbering and headings of this letter correspond to the paragraph numbering used in the Staff’s March 4th letter. Unless otherwise indicated, page references herein refer to the pages of the Form 10-K/A. For convenience of reference, we have included the text of the Staff’s comments in bold text preceding the respective responses.

Securities and Exchange Commission
May 2, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We note your response to comment 2 of our letter dated February 7, 2008 and we reissue the comment. We are unable to reconcile the proposed response with the disclosure requirements of Item 303 of Regulation S-K. It appears that a significant impact on revenues resulted from a change in prices that you do not quantify. Further, it appears that the changes in average prices of products delivered is a trend that has affected your results historically and which may affect those results in future periods. As previously requested, please quantify the amount of the change in prices and provide appropriate quantitative or qualitative disclosure of the impact on the change in prices. In addition, with respect to a change in the “product mix”, although you state that there has been a trend toward lower-price systems that significantly affected revenue and operating results, we are currently unable to concur that quantitative and additional qualitative disclosure is not required.
     We note that the Staff has reissued its original comment 2 requesting a more detailed explanation of price and mix effects. With respect to your reference to the requirements of Item 303 of Regulation S-K, we kindly call your attention to our February 7, 2008 response letter in which we stated that:
“We are aware of the MD&A requirements that encourage the disclosure of quantitative information relating to, among other things, factors that affect changes in revenue, and have provided that information to the extent that it was practicable to do so without undue effort and expense.”
     As indicated in the Form 10-K/A for the year ended December 31, 2006 and further described in our response letter, our reporting systems were not configured to produce more detailed quantitative information on price and mix effects for the period in question.
     Our response letter evidenced our intention to consider further disclosure on price and mix effects in future filings. We stated that:
“We are pleased to advise you that, at such time as we are able to produce more detailed quantitative data with respect to the effect of price and mix changes as they affect revenue that would be meaningful and material to investors, we intend to do so in future filings.”

Securities and Exchange Commission
May 2, 2008

     In light of the Staff’s reassertion of its comment 2, in preparing our Annual Report on Form 10-K for the year ended December 31, 2007, which we filed with the SEC on March 17, 2008 (the “2007 Form 10-K”), we considered this intention and supplemented our prior disclosures of price and mix effects by stating, as set forth in the MD&A on page 28 of the 2007 Form 10-K, that:
“Our reporting systems are not currently configured to produce more quantitative information regarding the effect of price and mix changes on revenue.”
     As such, we are currently not able to further quantify the amount of the change in prices or product mix or to provide further quantitative disclosure of the impact of the change in prices or product mix on revenue for any past periods.
     We also considered the Staff’s comments in its letter dated March 4, 2008 that “it appears that a significant impact on revenues resulted from a change in prices that [we] do not quantify” and that “changes in average prices of products delivered is a trend that has affected [our] results historically and which may affect those results in future periods.” We believe that disclosures to that effect would not be accurate in the context of our performance and for that reason would be inappropriate for us to make. We did, however, conclude that we had a reasonable basis for making the disclosure set forth below, which the Staff will also see in the MD&A disclosure on page 28 of the 2007 Form 10-K:
“However, we believe that changes in product mix, rather than changes in average selling prices, are the principal contributor to the price and mix effects that we experienced in 2007, 2006 and 2005.”
     As we have previously advised the Staff, at such time as we are able to produce more detailed quantitative data with respect to the effect of price and mix changes as they affect revenue that would be meaningful and material to investors, we intend to do so in future filings.

Securities and Exchange Commission
May 2, 2008

Notes to Consolidated Financial Statements
Note 2 Significant Accounting Policies
Revenue Recognition, page F-11
2.	We note you have concluded that software is incidental to your product as a whole in response to prior comment number 3. Your response states that your maintenance contracts do not provide for software upgrades in support of your conclusion. Please clarify how you evaluated the software downloads available on your website for SLA and SLS systems when determining that you do not offer software upgrades. In this respect, we note that you “provide the latest available software modules for download” for customers “currently on warranty or those with a current 3D Systems maintenance plan.” Explain whether the software upgrades offered to your customers on your website relates to the software embedded in your SLA and SLS systems. If so, further clarify how you determined that your maintenance contracts do not provide for software upgrades and how you determined that the software in your systems are incidental to the product as a whole.
     Our website does not employ the word “upgrade” with respect to its meaning in terms of accounting revenue recognition.
     Generally, the upgrades offered to our customers on our website are updates related to the software embedded in our SLA® and SLS® machines. The software works with only our machines and our machines work with only our software. More specifically, we define updates and upgrades as follows:
•	Software updates are generally related to patches, programming corrections, or minor enhancements to our software and are included as part of our warranty and maintenance plans.

•	Software upgrades provide new functionality as a new software package and are generally sold separately.
     The updates available to our customers under warranty and maintenance plans relate to software embedded in our machines. These plans are optional and are not essential to the functionality of the software. More specifically, we define warranty and maintenance as follows:
•	A warranty is our agreement with a machine purchaser that we will, without charge, repair or replace defects in the machine within a given time limit and under certain conditions. Warranty coverage is generally for a three month period. After which, extended warranties for up to one year of coverage are available at the time of purchase. Warranty and extended warranty revenue is a deferred portion of the machine revenue. The vendor specific objective evidence of fair value is deferred and recognized over the respective term. As discussed in comment 3.

Securities and Exchange Commission
May 2, 2008

•	Our maintenance plans are agreements to perform certain agreed upon services to maintain a product for a specified period of time beyond the period covered by the original warranty periods discussed above. Customers desiring maintenance have to sign new agreements at prices based on the then current price list. Customers are not required to remain on maintenance. Maintenance revenue is deferred and recognized ratably over the term.
     The software downloads from our website for customers currently on warranty or on a maintenance plan are for software updates generally related to patches, programming corrections, or minor enhancements. These downloads typically do not represent substantial changes in functionality. Furthermore, updates are not required for the machine to function as originally sold. Customers are not required to purchase maintenance or extended warranty plans.
     Software upgrades may be purchased separately by our customers, at their discretion, as they are not part of a warranty or maintenance plan. Generally, when substantive changes in functionality are made to our software, a new software package is created, and our customers may purchase it separately as this upgrade is not offered under our warranty or maintenance plans. We specifically address this in the service agreements with our customers as we reserve the right to define a new software package when new functionality is added to our software. Upgrades and updates are not required for the machine to operate as originally sold.
     In the unusual instances when updates are more than minor increases in functionality, such updates are offered at no additional cost to all customers covered under a related active warranty or maintenance plan. These updates are not required to operate the system as originally sold. Customers who have elected not to purchase extended warranty or maintenance plans still have use of the product As discussed in response below to the Staff’s Comment 3, the revenue from warranty and maintenance plans is recognized ratably over the term of the agreement.
     The software licensed, including any separately purchased upgrades, is integral to the operation of our machines. However, it will not function without our machines as the software is embedded into the machine. It is incidental to the product as a whole.
     Though our machines have a software component, SOP 97-2 was deemed not applicable. Our conclusion was based on the following analysis:
•	Our software is critical, as in SOP 97-2 Example 1 below, to the operation of our machine, but it is neither the focus of our marketing efforts nor is it what the customer perceives he or she is obtaining. Our costs incurred for the development of the software are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or

Securities and Exchange Commission
May 2, 2008

Otherwise Marketed, and the production costs of such software are insignificant relative to the other development and production costs of the system;

•	Our software is not, as in SOP 97-2 Example 2 below, the focus of our marketing efforts. Our software is not prominently displayed in our marketing literature, convention kiosks, or web site. Our machines are the focus of our marketing efforts; and

•	Our software is not, as in SOP 97-2 Example 3 below, valued by the customer without the machine.

•	Though we offer maintenance and extended warranty plans which include updates to our software, these plans are not essential to the software nor are they required to be purchased. Additionally, the updates that are available with these plans are not needed for the machine to operate as sold.
Additional indicators that we considered when determining that our software was incidental to the product as a whole were:
•	Our software can neither be used on competitor products nor can it be downloaded from one of our machines and to another of one of our machines

•	Our software does not require our customers to provide dedicated information technology support;

•	Our software may not be substituted for software provided by a competitor as our machines work with only our software; and

•	Our product is not sold or distributed along with other software products.
     We therefore concluded that the software component is incidental to the system as a whole. Accordingly we concluded that EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, does not apply to our machines and our incidental software.
     The following examples referred to above are excerpts from Appendix A of SOP 97-2 — Paragraph .146:
Example 1

Facts
An automobile manufacturer installs software into an automobile model. This software is used solely in connection with operating the automobile and is not sold or marketed separately. Once installed, the software is not updated for new versions that the manufacturer subsequently develops. The automobile manufacturer’s costs for the development of the software that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed

Securities and Exchange Commission
May 2, 2008

and the production costs of such software are insignificant relative to the other development and production costs of the automobile.

Applicability The Statement of Position (SOP) is not applicable to such software because the software is deemed incidental to the product as a whole.

Discussion
Although the software may be critical to the operations of the automobile, the software itself is not the focus of the marketing effort, nor is it what the customer perceives he or she is obtaining. The development and production costs of the software as a component of the cost of the automobile is incidental.

Example 2

An entity develops interactive training courses for sale or licensing to customers. These courses are delivered on a compact disc, which is loaded onto a customer’s computer. The courses are developed such that, based on the responses received to a particular question, different questions are generated and content of the course material that is displayed is determined in a manner that directs the user’s learning experience in a more focused way. The course developer’s costs for the development of the software content are within the scope of Subtopic 985-20 and are significant. The interactive nature of the courses is mentioned prominently in the marketing efforts.

Discussion
The software revenue recognition literature is applicable because the software is not incidental to the product. Although some might argue that the product is maps, not software, the marketing of the product focuses on the interactive features made possible by the software. In this situation, the conclusion would not change, even if the software development costs were small and no post-sale upgrade or technical support were provided.

Example 3

Company A manufactures a handheld personal organizer that includes a calendar, address book, calculator, and game modules. The personal organizer operates using a proprietary software operating system, for which upgrades are periodically made available on Company A’s website. The operating system allows users to download other programs to the personal organizer to enhance its capabilities. The main points of differentiation between Company A’s products and those of the competitors, aside from minor styling details, are the features and functionality of the operating system, including the number of additional

Securities and Exchange Commission
May 2, 2008

programs that run on the system. Company A spends considerable time and effort in maintaining and upgrading its operating system so that it remains better than the competitors’ systems.

Discussion
The software revenue recognition literature is applicable because the software is not incidental to the product. The operating system is a key point of differentiation between Company A’s product and the competitors’ products, and Company A spends time and effort to keep its product leading edge. In addition, upgrades are made available to users from time to time. All of this indicates that the software is more than incidental to the personal organizer.”
3.	Your response to prior comment number 4 states that you offer a warranty/maintenance service and an extended warranty/maintenance service. Please clarify the exact services that you provide in connection with each of these warranty programs and, as part of your response, distinguish the difference between these two services. In addition, explain whether these services are in the scope of FTB 90-1. If so, please explain how your policy for allocating and recognizing revenue from these services complies with FTB90-1.
Warranty
     Our warranties are our agreements with a machine purchaser that we will, without charge, repair or replace defects in the machine within a given time limit and under certain conditions. We provide product warranties generally for 90 days but also up to 1 year and defer a portion of the machine revenue from the sale based on the vendor specific objective evidence of fair market value of those services, which is the amount charged for the same level of service when sold separately. In other words, the amount deferred is equal to the amount charged for the extended warranty. Warranty revenue is recognized ratably over the term of the warranty, which is the period during which the related costs are incurred.
     For example, the services provided under warranty for our Viper™ Pro 750S SLA® System are as follows:
•	Replacement parts and labor

•	Hotline support

•	Software updates (Excluding new functionality upgrades)

Securities and Exchange Commission
May 2, 2008

Maintenance
     Our maintenance plans are agreements to perform certain agreed upon services to maintain a product for a specified period of time beyond the period covered by the original warranty. We offer maintenance service or extended warranty agreements that enable our customers to continue coverage beyond the initial warranty period. There are no stated renewal amounts for existing warranty or maintenance contracts. Customers desiring to remain on maintenance have to sign new agreements at prices based on the then current price list. There are no guaranteed renewal rates or discounts offered for future agreements on existing contracts. Furthermore, customers are not required to remain on maintenance, nor are they required to purchase the extended warranty service.
     We offer various levels of maintenance plans, which contain a menu of services that range from allowing a customer the opportunity to purchase certain services at a discount to comprehensive coverage with few additional costs beyond the maintenance fee.
     For example, our Premier Viper™ Pro 750S SLA® System maintenance plan includes the following services:
•	Labor, field engineer travel time and expenses

•	Software updates

•	Hotline support

•	Replacement parts (except laser subsystem components) and overnight shipping

•	50% discount for on site application support

•	Includes two preventive maintenance visits per year

•	Next business day response time

•	After hours services discounted 50% from current rate

•	25% discount on laser replacement (including laser subsystem components)

•	10% discount on hardware (machine) upgrades

•	PCA system included

•	Chiller repairs not included billed at time and materials rate

•	Custom style or configuration files 2 per year
     Our Elite Viper™ Pro 750S SLA® System maintenance plan includes services covered under the Premier plan as well as full laser replacement coverage, on site application support, and a 15% discount on machine upgrades. The discount rates offered under the maintenance plans are not significantly incremental to current discounts.
     FASB Technical Bulletin No. 90-1 is applicable to our maintenance service agreements. Maintenance service agreements are separately priced and are not part of the original price of the product. Revenue from our maintenance service products is deferred and recognized on a straight-line basis over the term of the agreement, in accordance with FTB 90-1.

Securities and Exchange Commission
May 2, 2008

4.	Your response to prior comment number 4 also states that you offer software upgrades, which are not included in your maintenance programs. Please clarify how these software upgrades are offered and sold to your customers. Explain whether the upgrades are provided for in the sales agreement for systems sale or are offered subsequent to the sale of the system (e.g. as the software upgrades become available). Please clarify how you evaluated SOP 97-2 when determining whether your arrangements contain a specific upgrade right (paragraphs 35 through 36 of SOP 97-2) or an unspecified upgrade right (paragraphs 56 through 58 of SOP 97-2).
     There are no future software deliverables under our sales agreements. Software upgrades and updates are offered when and if they become available as a separate purchase subsequent to the sale of a machine based on the established list price for the upgrade. When new functionality results in a software upgrade, our customers may purchase it separately. The upgrade may be purchased via our website and downloaded or shipped depending on the product, which is when we recognize the revenue for an upgrade. Upgrades are not offered as part of our warranty or maintenance plans, and we specifically address this in service agreements with our customers as noted in the response to comments 2 and 3 by the Staff.
     We concluded that our upgrade arrangements do not contain either specific or unspecific upgrade rights. Our customers do not have the right to exchange or return software, or the right to transfer software from one machine platform or operating system to another machine platform or operating system. Our maintenance programs do not provide for specific upgrade rights as we have no specific software upgrade agreements, no specific software upgrade commitments, and no specific software upgrade established practices (paragraphs 35 and 36 of SOP 97-2) with our customers. Our maintenance programs do not entitle our customers to unspecified software upgrades (paragraphs 56 through 58 SOP 97-2). Our historical practices or other actions could not be construed to have implied our maintenance programs entitle our customers to specified software upgrade rights or unspecified software upgrades.

Securities and Exchange Commission
May 2, 2008

Note 21 Income Taxes, page F-45
5.	We note the analysis you provided in response to prior comment number 9 which supports your accounting for deferred taxes and related valuation allowances in fiscal years 2005 and 2006. Please address the following additional comments with respect to your response:
•	Your response indicates that you utilized an adjusted pre-tax net income amount when assessing your cumulative losses in recent years as of December 31, 2005. Please further clarify why you believe it is appropriate to adjust your pre-tax losses for non-recurring items when assessing your valuation allowance. In this respect, while such items may not be indicative of future results, they are part of total results, and there may be similar non-recurring charges in future years. Please clarify whether your conclusion would have changed had you used your actual negative cumulative earnings for the three years ended December 31, 2005.

Use of adjusted pre-tax net income

We believe paragraph 24 of SFAS 109 provides guidance for adjusting pre-tax losses for nonrecurring items as follows:

“Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) the following:

...

c.	A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.” (Emphasis added)
     We viewed our 2005 and 2004 income and adjusting 2003 results for nonrecurring items as appropriate as (i) it provided the most meaningful evidence of the recent earnings history of the Company, (ii) it was most consistent with the then current state of the Company, as it took into account the significant changes that we had effected since 2003, (iii) it normalized earnings by adjusting for nonrecurring items, as the factors that caused these nonrecurring items were no longer present, and (iv) it gave appropriate weight to the more recent years 2005 and 2004 when we resumed profitability. We gave the most weight to 2005 results as we believed they were most indicative of our future performance; 2004 results were given less weight as we believed they represented a transition period between 2003 and 2005; and 2003 results were weighted least as we believed they were generally not representative of what we expected of our future performance. Our results substantiated this belief as we had six consecutive quarters of

Securities and Exchange Commission
May 2, 2008

operating income totaling $8.3 million from our North American operations through December 31, 2005.
     Accordingly, we adjusted the 2003 pre-tax loss for non-recurring items that were unusual or infrequent aberrations, rather than continuing conditions. We refer you to pages 25-26 of our February 7, 2008 letter for a complete analysis.
     Use of actual negative cumulative earnings
     The hypothetical question regarding the impact of using actual negative cumulative earnings would have required us to not take into account SFAS 109 paragraph 24 (described in the preceding response) as well as the guidance in SFAS 109 paragraph 20 that, “All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.”
     While we continue to believe that our application of SFAS 109 was correct, this hypothetical approach would not have removed enough positive evidence from the analysis to the degree that it would have offset the remaining positive evidence and changed our conclusion. It bears repeating our response to comment number 9 in the Staff’s Comment Letter dated November 30, 2007 regarding this matter:
     “Our decision to recognize the $2.5 million portion of these deferred tax assets in relation to 2006 was based primarily on two factors: (i) our anticipated taxable income in 2006, and (ii) our judgment that our 2005 profits and substantial improvement in 2004 from 2003...”
     The period ended December 31, 2005 represented six consecutive profitable quarters for our North American operation, and our 2006 Board of Directors-approved budget, adjusted to meet the SFAS 109 “more likely than not” standard, resulted in pre-tax income. Given this set of circumstances, our conclusion would not have changed. For our conclusion to have been otherwise, we would have over weighted the negative evidence associated with the 2003 results and discounted the positive evidence of our post-2003 successes. We believed, and had no reason not to believe, post-2003 trends were going to continue into 2006.
     In addition, paragraphs 99 through 103 of SFAS 109, which appear in a section titled “Cumulative Losses in Recent Years” in Appendix A, Basis for Conclusions of SFAS 109, explain the three-year cumulative loss test limitations and why it was not incorporated as a requirement in favor of the “more likely than not” standard, stating in paragraph 103 that, “The Board believes that the more likely than not criterion required by this Statement is capable of appropriately dealing with all forms of negative evidence, including cumulative losses in recent years.”

Securities and Exchange Commission
May 2, 2008

•	Your response states that negative cumulative earnings should be viewed with appropriate judgment. Please clarify how your assessment of negative losses complies with paragraph 103 of SFAS 109, which indicates that “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome,” thereby requiring “positive evidence of sufficient quality and quantity” to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed.
     We believe our SFAS 109 analysis met the “more likely than not” criteria cited in paragraph 103. As noted above, we adjusted the 2003 pre-tax loss for non-recurring items based on the SFAS 109 guidance found in paragraph 24. After making the adjustments for 2003 in accordance with SFAS 109, three-year cumulative earnings were positive and provided us with the evidence to support a “more likely than not” conclusion.
     We believed that the adjustments to the 2003 loss adjusted unusual or infrequent aberrations, rather than continuing conditions. We believed 2003 was not representative of recent operating results and results we expected to achieve in future periods. We refer you to our above comment noting the three-year cumulative loss test was not incorporated as a requirement in favor of the “more likely than not” standard stated in paragraph 103 of SFAS 109.
     Consistent with SFAS 109 paragraph 20, which states that, “All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed,” we considered positive evidence. This evidence included income in the two previous years and, as of December 31 2005, six consecutive profitable quarters for our North American operation, and that our 2006 Board of Directors-approved budget, adjusted to meet the SFAS 109 “more likely than not” standard, resulted in North American pre-tax income.
     Other positive evidence included: (i) the positive impact of measures introduced by new management, (ii) new product introductions, (iii) the positive impact of anticipated reduced expenses by relocating to South Carolina, (iv) reduced corporate resources for an acquired company, (v) litigation that previously demanded management’s attention was settled, and (vi) the abatement of the post 9/11/2001 economic downturn.

Securities and Exchange Commission
May 2, 2008

•	Your response states that you primarily relied upon income projections as firm sales backlog has not been a significant aspect of your business. Explain the weight you gave to these projections and how you considered the guidance in paragraph 25 of SFAS 109, which states that “the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.” Absent firm sales backlog and a manner to objectively verify this evidence, explain how you determined that this evidence should receive any more than little to no weight.

Paragraph 24 of SFAS 109 states,
     “Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) the following:
a.	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

...”
     Backlog is an example, not a prerequisite, of positive evidence. We believe that our SFAS 109 analysis provided evidence that could be verified in accordance with paragraph 25 of SFAS 109.
     One of the key tools we use to manage our business is our annual budget. The budget reflects our financial outlook and plans for the Company for the coming year. We believe that our marketplace and business model lend themselves to producing a credible annual budget. Historically, our business has not been dependant on backlog, and backlog does not generally provide any indication of material trends in our business. Although historical results are not necessarily indicative of what will occur in the future, our experience typically plays an important part in assessing what we expect to occur in the coming year. We find that experience invaluable and through a rigorous iterative process produce an annual budget, which is reviewed and ultimately approved by our Board of Directors.
     Our annual budget is generally the single most important benchmark in how we assess our performance each year. A substantial amount of management’s financial incentives are measured by our performance versus the annual budget.

Securities and Exchange Commission
May 2, 2008

     Our budget is based on historical and projected results of operations. Our 2006 budget was primarily based on 2004 and 2005 results. As we mentioned above, we believed 2003 was not a representative year as significant unusual and non-recurring items occurred. Year-over-year consolidated revenues increased by $15.6 million and $13.5 million in 2004 and 2005, respectively. We believed these trends would continue and also incorporated certain growth rates based on objectives and new product introductions. Though we believed 2006 revenue would increase as compared to 2005 revenue, we adjusted our budgeted revenue downward for the SFAS 109 analysis.
     We budget our cost of sales and other expenses based on historical experience, which included six consecutive profitable quarters in North America, and projected growth rates related to our business objectives.
     For purposes of our SFAS No. 109 analysis and the “more likely than not” standard, we adjusted the Board-approved budgeted 2006 pre-tax income by reducing revenue, reducing certain costs related the to relocation of our corporate headquarters, increasing cost of goods sold, increasing marketing and legal costs, increasing research and development expenses, and adding a non-budgeted projected gain on the sale of our Grand Junction facility. These adjustments were applied to the budgeted amounts to arrive at a more conservative and inherently more achievable forecast as to 2006 results. We believe this process was consistent with paragraph 25 of SFAS 109.
     We concluded that the SFAS No. 109 analysis-adjusted 2006 annual budget was objective positive evidence that should be weighted accordingly. Although our multi-year projections anticipated profits which would have called for the release of a larger amount of our deferred tax assets, we limited our SFAS No. 109 analysis to the 2006 budgeted income due to the inherent uncertainty in meeting the SFAS No. 109 more likely than not standard for periods beyond 2006.
•	Further, explain how you determined that your fiscal year 2006 income projections should receive more weight than negative cumulative earnings for the three year period ended December 31, 2005. Please clarify how you determined that evidence from your income projections which could not be objectively verified should outweigh historical losses as these amounts could be objectively verified.
     We did not make the determination that fiscal year 2006 income projections should receive more weight than negative cumulative earnings for the three year period ended December 31, 2005.
     Rather, consistent with SFAS 109 paragraph 20, which states that, “All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed,” we considered all available evidence, both positive and negative. Our analysis followed the SFAS 109 “more likely than not” criteria.

Securities and Exchange Commission
May 2, 2008

     As mentioned above, we weighed the evidence by (i) adjusting our 2006 annual budget to arrive at what we believed was a more conservative, inherently more achievable and SFAS 109 compliant forecast, (ii) recognizing there were six consecutive profitable quarters for our North American operation through December 31, 2005, and (iii) adjusting the 2003 pre-tax losses in accordance with SFAS 109 paragraph 24, which resulted in positive cumulative earnings. We believed that it was more likely than not that the 2006 North American operations would be profitable.
     As noted on pages 26-27 of our February 7, 2008 response to your previous enquiries, our first quarter results for 2006 were consistent with our projected earnings. Were it not for some unusual unforeseeable events that took place during the second and third quarters of 2006, as discussed on pages 27-28 of our February 7, 2008 response, we believe that our 2006 North American operations would have been profitable. These unusual and unexpected supply chain disruptions began following our May 1, 2006 implementation of an ERP system and the outsourcing of the logistics and warehousing of our spare parts inventory. In addition, errors identified in our prior period financial statements during the third quarter of 2006 led to additional costs related to the issuance of restated financial statements. These events required considerable Company resources and significantly increased 2006 expenses including professional fees and costs for outside contractors.
Summary Regarding Income Tax Valuation Allowances
     Paragraph 25 of SFAS 109 states, “An enterprise must use judgment in considering the relative impact of negative and positive evidence.”
     We believe we went through a rigorous process in assessing the negative and positive evidence related to our valuation allowance in accordance with SFAS 109. In our judgment, six consecutive quarters of operating profit in North America through December 31, 2005, positive adjusted cumulative earnings for the preceding three years, and 2006 SFAS 109 expected profits based on projections that were more conservative than our 2006 board approved budget were sufficient positive evidence to support the conclusion that the portion of the valuation allowance related to 2006 North American profits was not needed.
*********************************

Securities and Exchange Commission
May 2, 2008

     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact the undersigned or Robert M. Grace, Jr., Vice President and General Counsel, at (803) 326-3900 if you have any questions regarding the foregoing responses or require additional information.
Very truly yours,
Damon J. Gregoire
Vice President and Chief Financial Officer